Exhibit 99.4

Director Stock Trading Plan

London, UK; 28 October 2016: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: "GWP," "GW," "the Company" or "the Group"), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, has today been notified that Dr Geoffrey Guy, Chairman of the Board, has established a personal stock trading plan in accordance both with the guidelines established by Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and the EU Market Abuse Regulation, as well as the Company's policies with respect to insider sales.

Rule 10b5-1 plans permit directors, officers and other company insiders to adopt, at times when they are not in possession of material, non-public information, written plans for trading securities in a non-discretionary, pre-scheduled manner in the future. These pre-planned trades can then be executed at a later date, as spelled out in the plan, without further action by the director, officer or other company insider and without regard to any subsequent non-public information the individual might have received.

Dr Guy's plan provides for the exercise and sale of options over up to 440,388 Ordinary 0.1p Shares (equivalent to 36,699 American Depository Shares), between 9 December 2016 and 1 April 2017.

Following exercise of these options, Dr Guy will continue to hold 952,034 options over Ordinary Shares (equivalent to 79,336 ADSs) and will continue to be the beneficial owner of an additional 12,847,852 Ordinary Shares (equivalent to 1,070,654 ADSs).

The transactions under the plan will be disclosed publicly through Form 144 and Form 4 filings as required by the U.S. Securities and Exchange Commission, and by announcement through a Regulatory Information Service, as required by the EU Market Abuse Regulation.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)

James Steel/Oliver Jackson	+44 (0) 20 7418 8900